ContraVir Pharmaceuticals, Inc.

399 Thornall Street

Edison, NJ 08837

June 14, 2019

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale

Re:                             ContraVir Pharmaceuticals, Inc.

Form S-1, as amended

File No. 333-231604

Dear Ms. Yale:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), ContraVir Pharmaceuticals, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Standard Time, on Monday, June 17, 2019, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

CONTRAVIR PHARMACEUTICALS, INC.

By:	/s/ Robert Foster
Name:	Robert Foster
Title:	Chief Executive Officer